Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Second Quarter 2019 Results

Strong margin expansion drives record cash flow from operations of $72 million
Toronto, Ontario (July 31, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended June 30, 2019.
“Our operations performed well across the board in the second quarter. Gold production was in line with guidance while total cash costs were down 16% year-over-year, driving stronger margins and record cash flow from operations. This was highlighted by another record quarter of production from Island Gold where we continue to see excellent exploration results. With solid first half performance, we are well positioned to meet full year production and cost guidance,” said John A. McCluskey, President and Chief Executive Officer.
“The lower mine expansion at Young-Davidson is progressing well and construction activities at our Cerro Pelon and Kirazlı projects continue. Each remain on track and we are now less than a year away from starting to see the benefit from these projects through strong free cash flow growth,” Mr. McCluskey added.
Second Quarter 2019

•	Produced 125,200 ounces of gold, in-line with guidance and the second quarter of 2018

•
Record gold production of 39,500 ounces at Island Gold. This marks the third consecutive quarter of record production, driving mine-site free cash flow of $11.7 million at Island Gold. Through the first half of 2019, Island Gold produced 75,100 ounces and generated $28.3 million of mine-site free cash flow[1]

•	Achieved underground mining rates of 6,700 tonnes per day ("tpd") at Young-Davidson, and produced 45,000 ounces of gold, consistent with annual guidance

•
Record cash flow from operating activities of $72.3 million ($69.7 million, or $0.18 per share, before changes in working capital1), reflecting higher operating margins driven by lower costs, and higher gold sales

•
Consolidated total cash costs[1] of $699 per ounce were below the low end of guidance, and $133 per ounce, or 16% lower than the second quarter of 2018, driven by low cost production at Island Gold and lower than budgeted costs at Mulatos

•
All-in sustaining costs ("AISC")[1] of $926 per ounce, and cost of sales of $1,021 per ounce were both at the low end of annual guidance, and down 7% and 12%, respectively, from the second quarter of 2018

•	Sold 128,457 ounces of gold at an average realized price of $1,309 per ounce, in-line with the average London PM Fix, for revenues of $168.1 million

•
Reported adjusted net earnings[1] of $17.7 million, or $0.05 per share[1], which includes adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $7.1 million, partially offset by other one-time losses totaling $1.2 million

•	Realized net earnings of $23.6 million, or $0.06 per share

•	Ended the quarter with cash and cash equivalents of $183.2 million and no debt

•	Repurchased 0.2 million shares in the quarter, for a total of 2.7 million shares repurchased and canceled during the first half of 2019 at a cost of $11.4 million, or $4.17 per share.

•	Received permit approval for the Phase II expansion of Island Gold to 1,200 tpd

•	Advanced construction activities at both the Kirazlı project in Turkey and the Cerro Pelon project in Mexico

•	Received approval of the environmental impact assessment for La Yaqui Grande project in Mexico during the second quarter and the Change in Land Use permit in July 2019

•	Continued to demonstrate exploration success at Island Gold with results from surface exploration drilling further extending high-grade gold mineralization between the Eastern and Main extensions

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Financial Results (in millions)
Operating revenues	$168.1	$168.9	$324.2	$342.0
Cost of sales (1)	$131.1	$150.0	$258.1	$294.7
Earnings from operations	$28.2	$9.6	$46.9	$28.1
Net earnings (loss)	$23.6	($8.9)	$40.4	($8.3)
Adjusted net earnings (2)	$17.7	$4.9	$28.0	$17.2
Cash provided by operations before working capital and cash taxes(2)	$69.7	$54.7	$131.4	$117.3
Cash provided by operating activities	$72.3	$62.5	$114.7	$121.3
Capital expenditures (sustaining) (2)	$19.6	$12.1	$35.7	$22.8
Capital expenditures (growth) (2)	$47.2	$35.7	$81.3	$72.3
Capital expenditures (capitalized exploration) (3)	$4.3	$5.6	$7.4	$9.8
Operating Results
Gold production (ounces)	125,200	126,500	250,500	255,400
Gold sales (ounces)	128,457	129,272	248,162	259,317
Per Ounce Data
Average realized gold price	$1,309	$1,307	$1,306	$1,319
Average spot gold price (London PM Fix)	$1,309	$1,306	$1,307	$1,318
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,021	$1,160	$1,040	$1,136
Total cash costs per ounce of gold sold (2)	$699	$832	$715	$811
All-in sustaining costs per ounce of gold sold (2)	$926	$996	$941	$966
Share Data
Earnings (loss) per share, basic and diluted	$0.06	($0.02)	$0.10	($0.02)
Adjusted earnings per share, basic and diluted (2)	$0.05	$0.01	$0.07	$0.04
Weighted average common shares outstanding (basic) (000’s)	389,218	389,602	389,475	389,429
Financial Position (in millions)
Cash and cash equivalents (4)			$183.2	$235.1

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)	Comparative cash and cash equivalents balance as at December 31, 2018.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)
Young-Davidson	45,000	39,100	90,000	80,100
Mulatos	36,300	50,600	75,200	96,600
Island Gold	39,500	26,700	75,100	54,800
El Chanate (1)	4,400	10,100	10,200	23,900
Gold sales (ounces)
Young-Davidson	44,665	42,006	88,661	86,796
Mulatos	40,116	49,326	76,205	93,985
Island Gold	39,300	27,257	72,885	54,760
El Chanate (1)	4,376	10,683	10,411	23,776
Cost of sales (in millions)(2)
Young-Davidson	$57.1	$56.7	$114.0	$113.7
Mulatos	$35.8	$49.2	$69.6	$92.8
Island Gold	$32.4	$28.0	$61.0	$55.5
El Chanate	$5.8	$16.1	$13.5	$32.7
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,278	$1,350	$1,286	$1,310
Mulatos	$892	$997	$913	$987
Island Gold	$824	$1,027	$837	$1,014
El Chanate	$1,325	$1,507	$1,297	$1,375
Total cash costs per ounce of gold sold (3)
Young-Davidson	$822	$890	$830	$856
Mulatos	$725	$795	$734	$791
Island Gold	$473	$587	$484	$570
El Chanate	$1,234	$1,404	$1,210	$1,279
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,077	$1,083	$1,073	$1,037
Mulatos	$815	$854	$812	$848
Island Gold	$631	$668	$639	$650
El Chanate	$1,257	$1,442	$1,220	$1,304
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$26.7	$18.5	$49.0	$41.4
Mulatos(5)	$19.2	$9.5	$31.8	$16.7
Island Gold (6)	$18.0	$17.6	$30.4	$31.5
El Chanate	$-	$0.2	$-	$0.3
Other	$7.2	$7.6	$13.2	$15.0

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $nil for the three and six months ended June 30, 2019 ($0.9 and $2.0 million for the three and six months ended June 30, 2018).

(6)
Includes capitalized exploration at Island Gold of $4.3 million and $7.4 million for the three and six months ended June 30, 2019 ($4.7 million and $7.8 million for the three and six months ended June 30, 2018).

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4)	$226	$165	$120	$26	-	-	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$855	$1,300	-	-	$1,075
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	-	-	$710-750
All-in sustaining costs ($ per ounce)(1)					-	-	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	-	-	-
Amortization costs ($ per ounce)(1)	$450	$225	$375(6)	$100	-	-	$345
Capital expenditures (in millions)					-	-
Sustaining capital(1)	$35-40	$5	$35-40	-	-	-	$75-85
Growth capital(1)	$45-50	$45-50 (5)	$15-20	-	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	-	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

(6)	Amortization per ounce was updated for Island Gold, reflecting the 2018 Mineral Reserves and Resource Statement released in February 2019.

In the second quarter of 2019, the Company delivered on its strategic objectives through expanding margins and profitability from its existing operations, while advancing its portfolio of low cost development projects. Consolidated production of 125,200 ounces was in line with guidance while total cash costs of $699 per ounce were below the low end of annual guidance and a substantial improvement from the second quarter of 2018. The decrease in total cash costs in the quarter was driven by low cost production growth at Island Gold and higher grades mined at Mulatos. With year-to-date production of 250,500 ounces at total cash costs of $715 per ounce, the Company is well positioned to meet its full year production and cost guidance.
Looking forward, the Company expects third quarter production to be in a similar range as the second quarter. Total cash costs are expected to increase to within the range of annual guidance and all-in sustaining costs are expected to increase to the higher-end of the annual guidance range reflecting higher sustaining capital at Island Gold.
The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production in the second quarter of 45,000 ounces was consistent with guidance, while underground mining rates increased to over 6,700 tpd, above guidance of 6,500 tpd and the highest level since 2017. With production of 90,000 ounces through the first half of the year, Young-Davidson is on track to meet full year production guidance of 180,000 to 190,000 ounces.
As the lower mine expansion nears completion, approximately three months of downtime of the Northgate shaft is required to facilitate the tie-in of the upper and lower mines. Accordingly, and as previously guided, gold production from Young-Davidson is expected to be lower in the first half of 2020. Following completion of the tie-in in the first half of 2020, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. This production increase, combined with declining costs and capital spending, is expected to result in strong free cash flow growth from Young-Davidson starting in the second half of 2020.
Island Gold produced a record 39,500 ounces of gold in the second quarter for its third consecutive quarter of record production. Year-to-date, Island Gold has produced 75,100 ounces, putting it on track to meet or exceed full year production guidance of 135,000 to 145,000 ounces. Additionally, Island Gold generated $11.7 million of mine-site free cash flow in the second quarter, bringing the first half total to $28.3 million, net of all capital and exploration spending. Island Gold's sustaining capital spending and mine-site AISC are expected to increase in the second half of 2019, bringing mine-site AISC in-line with annual guidance.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Phase I expansion at Island Gold was completed in 2018, expanding the mill to a design capacity of approximately 1,200 tpd. During the second quarter, the Company was granted amendments to its existing operating permits allowing for an increase in throughput rates from 1,100 tpd to 1,200 tpd. Underground mining rates are expected to increase to 1,200 tpd in 2020. In parallel, the Company is continuing with a large ongoing exploration program at Island Gold which has been successful in driving significant growth in Mineral Reserves and Resources over the last several years. This growth and ongoing exploration success is being incorporated into a Phase III expansion study of the operation beyond 1,200 tpd.
Production from the Mulatos District totaled 36,300 ounces in the second quarter, bringing the first half total to 75,200 ounces. The operation remains on track to meet annual guidance of 150,000 to 160,000 ounces. Total cash costs and mine-site AISC in the first half of the year have outperformed annual guidance, benefiting from higher grades mined and low-cost concentrate sales. Both costs are expected to return to guided levels in the second half of the year as mining at La Yaqui Phase I winds down.
Construction of the higher grade, high return Cerro Pelon project is advancing on schedule. Development activities during the quarter were focused on construction of the haulage roads, crusher installation, and initial pre-stripping activities. Initial low cost production remains on track for early 2020.
Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which is anticipated to result in a declining rate of production throughout 2019. El Chanate has generated $2.2 million in free cash flow year-to-date.
Construction at the Kirazlı project in Turkey ramped up during the second quarter. This included advancing construction on the water reservoir and power line, completing clearing and grubbing of the project site and initiating earthworks, with the civil works contractor having mobilized to site in June. Spending at Kirazlı represents the majority of the Company's development capital budget in 2019. The remaining development capital spending will be comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.
The 2019 global exploration budget is $33 million, with $19 million allocated for exploration at Island Gold. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each. The Company has spent $12.8 million on exploration activities to date in 2019 and expects to ramp up drilling activities in the second half of the year.
The Company’s long-term strategic objective is to generate increasing free cash flow through low-cost production growth from its existing operations and portfolio of development projects. With $183 million of cash and cash equivalents, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Second Quarter 2019 Results

Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	45,000	39,100	90,000	80,100
Gold sales (ounces)	44,665	42,006	88,661	86,796
Financial Review (in millions)
Operating Revenues	$58.6	$55.1	$116.0	$114.6
Cost of sales (1)	$57.1	$56.7	$114.0	$113.7
Earnings from operations	$1.5	($1.6)	$2.0	$0.9
Cash provided by operating activities	$23.6	$22.5	$46.5	$49.9
Capital expenditures (sustaining) (2)	$11.2	$7.9	$21.2	$15.5
Capital expenditures (growth) (2)	$15.5	$10.6	$27.8	$25.9
Mine-site free cash flow (2)	($3.1)	$4.0	($2.5)	$8.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,278	$1,350	$1,286	$1,310
Total cash costs per ounce of gold sold (2)	$822	$890	$830	$856
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,077	$1,083	$1,073	$1,037
Underground Operations
Tonnes of ore mined	612,213	553,883	1,200,847	1,138,943
Tonnes of ore mined per day ("tpd")	6,728	6,087	6,635	6,293
Average grade of gold (4)	2.42	2.35	2.48	2.36
Metres developed	2,877	3,079	5,777	6,223
Mill Operations
Tonnes of ore processed	683,946	598,196	1,293,873	1,267,483
Tonnes of ore processed per day	7,516	6,574	7,148	7,003
Average grade of gold (4)	2.26	2.17	2.36	2.20
Contained ounces milled	49,661	41,798	98,176	87,992
Average recovery rate	91%	92%	91%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 45,000 ounces of gold in the second quarter of 2019, 15% higher than the comparative quarter of 2018, reflecting higher tonnes and grades mined. The operation remains on track to achieve 2019 guidance with production of 90,000 ounces in the first half of the year.
Underground mining rates of 6,728 tpd were above 2019 guidance, and an 11% improvement from the second quarter of 2018. Mining rates are expected to remain at guided levels of 6,500 tpd until the lower-mine tie-in is completed in the first half of 2020. Underground grades mined of 2.42 g/t Au were lower than annual guidance due to mine sequencing, but improved 3% relative to the second quarter of 2018. Grades mined are expected to increase in the second half of the year, in line with annual guidance.
Mill throughput of 7,516 tpd was higher than the second quarter of 2018, with the prior year impacted by unplanned maintenance which resulted in mill downtime. Milling rates also increased from the first quarter as the operation resumed supplementing underground throughput with low-grade surface stockpiles. Mill throughput in the third quarter will continue to benefit from surface stockpiles until the end of the quarter when the stockpiles are expected to be depleted. Mill throughput will then decline to match underground mining rates. Mill recoveries of 91% in the quarter were in line with guidance.
Financial Review
Second quarter revenues of $58.6 million were 6% above the prior year quarter, reflecting a 6% increase in ounces sold. For the first half of 2019, revenues of $116.0 million were $1.4 million higher than the prior year, attributable to more ounces sold.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $57.1 million were consistent with the comparative quarter of 2018, as were underground mining costs of approximately CAD$53 per

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

tonne. Amortization of $457 per ounce was also consistent with the prior year period and annual guidance. Cost of sales for the first half of 2019 were $114.0 million and consistent with the prior year period.
Total cash costs of $822 per ounce in the second quarter were 7% below the comparative period, but slightly above annual guidance as a result of lower grades mined in the quarter and higher maintenance costs. For the first half of 2019, total cash costs of $830 per ounce were 3% lower than the prior year period. Total cash costs are expected to decrease in the second half of the year reflecting higher underground grades mined.
Mine-site AISC of $1,077 per ounce were in line with the second quarter of 2018 and above 2019 guidance, reflecting the timing of sustaining capital expenditures on the new tailings facility and equipment rebuilds. In the first half of 2019, sustaining capital totaled $21.2 million, or 60% of the full year budget. Mine-site AISC for the six-month period were $1,073 per ounce, or 4% higher than the prior year period due to similar factors. Full year total cash costs and mine-site AISC are both expected to be within 2019 guidance as underground grades mined increase and sustaining capital spending decreases in the second half of the year.
Capital expenditures were $26.7 million in the second quarter. This included $11.2 million of sustaining capital and $15.5 million of growth capital. For the six-month period, capital expenditures of $49.0 million were focused on lower mine construction, lateral development in the upper and lower mines, and construction of the new tailings facility.
Mine-site free cash flow at Young-Davidson was negative $3.1 million in the second quarter, lower than the same period of 2018 due to higher capital spending. On a year-to-date basis mine-site free cash flow was negative $2.5 million. Since 2016, Young-Davidson has generated sufficient cash flow from operations to finance all of its capital spending, including the lower mine expansion. The lower mine expansion remains on track for completion in the first half of 2020.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	39,500	26,700	75,100	54,800
Gold sales (ounces)	39,300	27,257	72,885	54,760
Financial Review (in millions)
Operating Revenues	$51.3	$35.7	$95.1	$72.3
Cost of sales (1)	$32.4	$28.0	$61.0	$55.5
Earnings from operations	$18.7	$7.7	$33.7	$16.7
Cash provided by operating activities	$29.7	$22.0	$58.7	$45.7
Capital expenditures (sustaining) (2)	$6.2	$2.2	$11.3	$4.4
Capital expenditures (growth) (2)	$7.5	$10.7	$11.7	$19.3
Capital expenditures (capitalized exploration) (2)	$4.3	$4.7	$7.4	$7.8
Mine-site free cash flow (2)	$11.7	$4.4	$28.3	$14.2
Cost of sales, including amortization per ounce of gold sold (1)	$824	$1,027	$837	$1,014
Total cash costs per ounce of gold sold (2)	$473	$587	$484	$570
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$631	$668	$639	$650
Underground Operations
Tonnes of ore mined	90,141	82,097	187,653	166,752
Tonnes of ore mined per day ("tpd")	991	902	1,037	921
Average grade of gold (4)	14.53	7.34	12.90	9.23
Metres developed	1,568	1,771	2,989	3,327
Mill Operations
Tonnes of ore processed	102,803	88,776	204,800	170,881
Tonnes of ore processed per day	1,130	976	1,131	944
Average grade of gold (4)	12.23	8.71	11.68	9.84
Contained ounces milled	40,438	24,861	76,884	54,085
Average recovery rate	97%	97%	97%	96%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Island Gold produced a record 39,500 ounces in the second quarter, the third consecutive quarter of record production. This marked a 48% increase from the second quarter of 2018 driven by higher mining and milling rates and grades mined. The operation realized another strong quarter of mine-site free cash flow, generating $11.7 million in the quarter and bringing the year-to-date total to $28.3 million.
Underground mining rates were 991 tpd in the second quarter, a 10% improvement from the second quarter of 2018. Underground mining rates averaged 1,037 tpd for the first half of the year, and are expected to increase in the second half, consistent with full year guidance of 1,100 tpd. Underground grades mined averaged 14.53 g/t Au in the second quarter, above annual guidance reflecting sequencing as mining was active in the high grade transverse stopes, which performed well.
Mill throughput increased to 1,130 tpd in the second quarter, a 16% increase compared to the prior year quarter, reflecting the completion of the Phase I expansion of the mill in 2018. Milling rates exceeded mining rates, as tonnes mined in the quarter were supplemented with existing surface stockpiles. Mill recoveries were 97% in the second quarter, in line with the prior year and guidance.
Financial Review
Island Gold generated revenues of $51.3 million in the second quarter, increasing 44% compared to the prior year period reflecting record ounces sold. For the first half of 2019, revenues of $95.1 million were $22.8 million higher than the prior year, primarily attributable to more ounces sold.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) of $32.4 million, were 16% higher than the comparative period, reflecting more ounces sold. Cost of sales decreased 20% on a per ounce basis, driven by higher grades mined and lower amortization. Cost of sales for the first half of 2019 of $61.0 million increased 10% from the prior year period due to higher gold sales.

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total cash costs were $473 per ounce in the second quarter, a 19% improvement from the comparative quarter, driven by higher grades mined. Unit mining costs were CAD$158 per tonne, consistent with the prior year. Total cash costs were consistent with guidance in the quarter. For the first half of 2019, total cash costs of $484 per ounce were 15% lower than the prior year period due to higher mining rates and grade mined.
Mine-site AISC of $631 per ounce in the second quarter were below the full year guidance range of $730 to $770 per ounce, reflecting lower sustaining capital spending. Mine-site AISC for the first half of 2019 of $639 per ounce were 2% lower than the prior year period. Year-to-date, the Company has incurred $11.3 million of sustaining capital, or 30% of full year guidance (based on the mid-point). Sustaining capital will increase in subsequent quarters of 2019, which is expected to result in higher mine-site AISC in the second half of the year.
Total capital expenditures were $18.0 million in the second quarter, with spending focused on lateral development, mining equipment, and capitalized exploration. This included $6.2 million of sustaining capital and $11.8 million of growth capital (inclusive of capitalized exploration). For the six-month period, capital expenditures of $30.4 million were consistent with the prior year period.
Island Gold generated mine-site free cash flow of $11.7 million during the second quarter driven by record gold production, strong operating margins, and lower capital spending. Through the first half of 2019, Island Gold has generated $28.3 million of mine-site free cash flow. This strong performance is net of a significant ongoing investment in exploration focused on further expanding Mineral Reserves and Resources with $19 million budgeted for 2019.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	36,300	50,600	75,200	96,600
Gold sales (ounces)	40,116	49,326	76,205	93,985
Financial Review (in millions)
Operating Revenues	$52.5	$64.1	$99.6	$123.7
Cost of sales (1)	$35.8	$49.2	$69.6	$92.8
Earnings from operations	$15.9	$13.2	$28.3	$25.9
Cash provided by operating activities	$23.2	$24.1	$23.8	$40.2
Capital expenditures (sustaining) (2)	$2.2	$1.8	$3.2	$2.6
Capital expenditures (growth) (2)	$17.0	$6.8	$28.6	$12.1
Capital expenditures (capitalized exploration) (2)	$-	$0.9	$-	$2.0
Mine-site free cash flow, before changes in working capital	$4.0	$14.6	($8.0)	$23.5
Cost of sales, including amortization per ounce of gold sold (1)	$892	$997	$913	$987
Total cash costs per ounce of gold sold (2)	$725	$795	$734	$791
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$815	$854	$812	$848
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,107,590	2,266,642	3,943,323	4,456,376
Total waste mined - open pit	1,697,419	1,851,050	3,675,258	3,849,656
Total tonnes mined - open pit	3,805,009	4,640,240	7,618,581	9,510,622
Waste-to-ore ratio (operating)	0.81	0.82	0.67	0.86
Tonnes of ore mined - underground	-	21,284	-	38,907
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,962,436	1,802,109	3,837,992	3,552,580
Average grade of gold processed (5)	0.94	0.88	0.96	0.86
Contained ounces stacked	59,609	50,909	118,783	98,267
Mill Operations
Tonnes of high grade ore milled	-	31,485	-	61,874
Average grade of gold processed (5)	-	5.94	-	7.00
Contained ounces milled	-	6,012	-	13,929
Total contained ounces stacked and milled	59,609	56,921	118,783	112,196
Average recovery rate	61%	89%	63%	86%
Ore crushed per day (tonnes) - combined	21,600	20,100	21,200	20,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 36,300 ounces in the second quarter of 2019, bringing year-to-date production to 75,200 ounces, consistent with annual guidance. Second quarter production was down from the prior year period with mining from the San Carlos underground deposit having ceased in the third quarter of 2018.
The Company is currently mining from the Mulatos, Victor, La Yaqui Phase I and San Carlos open pits, having completed pre-stripping of the San Carlos pit at the end of the first quarter. Total ore tonnes mined and the waste-to-ore ratio in the second quarter were consistent with the prior year quarter. In the second half of the year, mining activities at La Yaqui Phase I will wind down. Offsetting this, the Company expects to begin stacking ore from Cerro Pelon later this year.
Total crusher throughput averaged 21,600 tpd for a total of 1,962,436 tonnes stacked in the second quarter at a grade of 0.94 g/t Au. Grades stacked were near the upper end of guidance as the Company resequenced mining activities, with an increased contribution from the San Carlos open pit in the second quarter.
The recovery ratio of ounces produced to contained ounces stacked was 61% in the quarter, lower than guidance, due to stacking higher grade ore at the end of the second quarter.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review
Second quarter revenues of $52.5 million were $11.6 million lower than the prior year quarter, primarily due to lower concentrate ounces sold with the completion of mining at the San Carlos underground deposit in September 2018. For the first half of 2019, revenues of $99.6 million were $24.1 million lower than the prior year.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) were $35.8 million in the second quarter, lower than the prior year period due to a lower number of tonnes mined and ounces sold. Amortization expense of $167 per ounce was below the prior year period. Cost of sales for the first half of 2019 of $69.6 million were 25% lower due to lower tonnes mined and ounces sold.
Total cash costs of $725 per ounce in the second quarter were lower than the prior year quarter, as the 5% royalty payable to a third party ended in the first quarter of 2019 after Mulatos produced its two millionth ounce of gold. This reduced costs by $65 per ounce compared to the prior year period. In addition, total cash costs were below guided levels, driven by higher grades stacked in the quarter and the final settlement of low-cost ounces sold from concentrate. For the first half of 2019, total cash costs of $734 per ounce were 7% lower than the prior year period. The Company expects second half total cash costs to normalize to guided levels as low cost production from La Yaqui Phase I winds down.
Mine-site AISC of $815 per ounce in the second quarter were lower than the prior year quarter, consistent with the improvement in total cash costs. Mine-site AISC for the first half of 2019 of $812 per ounce were 4% lower than the prior year period due to similar factors. The Company expects second half mine-site AISC to be in line with full year guidance.
Capital spending in the quarter was focused on expansion projects at Mulatos, including Cerro Pelon and the leach pad expansion. Total capital spending for the quarter was $19.2 million, of which $2.2 million was sustaining capital. For the six-month period, capital expenditures of $31.8 million were $15.1 million higher than the prior year period due primarily to the construction of the Cerro Pelon mine.
Mulatos reported positive mine-site free cash-flow of $4.0 million in the second quarter, as stronger operating margins were partially offset by higher growth capital spending. Mine-site free-cash flow is expected to be neutral for the remainder of the year as construction of Cerro Pelon is completed.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	4,400	10,100	10,200	23,900
Gold sales (ounces)	4,376	10,683	10,411	23,776
Financial Review (in millions)
Operating Revenues	$5.7	$14.0	$13.5	$31.4
Cost of sales (1)	$5.8	$16.1	$13.5	$32.7
Loss from operations	($0.1)	($2.1)	$-	($1.3)
Cash provided by (used in) operating activities	$1.0	($0.4)	$2.2	$0.8
Capital expenditures	$-	$0.2	$-	$0.3
Mine-site free cash flow (2)	$1.0	($0.6)	$2.2	$0.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,325	$1,507	$1,297	$1,375
Total cash costs per ounce of gold sold (2)	$1,234	$1,404	$1,210	$1,279
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,257	$1,442	$1,220	$1,304

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 4,400 ounces of gold in the second quarter through residual leaching, in line with budget. The Company expects to recover between 15,000 and 25,000 ounces in 2019, and will continue to leach until such time as the gold becomes uneconomic to recover.
Financial Review
Second quarter revenues of $5.7 million were lower than the prior year quarter due to fewer ounces sold, as mining and stacking ceased in 2018. Total cash costs, and mine-site AISC were $1,234 and $1,257 per ounce, respectively, for the second quarter, down significantly from the prior year period.
El Chanate generated $1.0 million of mine-site free cash flow in the quarter and $2.2 million year to date. The Company expects mine-site free cash flow to remain positive in 2019 before transitioning to reclamation activities.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Second Quarter 2019 Development Activities
Kirazlı (Çanakkale, Turkey)
The Company was granted the Operating Permit from the Turkish Department of Energy and Natural Resources in the first quarter of 2019 and has obtained all the major permits required for the start of construction at Kirazlı.
The Company continued to advance the project during the second quarter with development activities as follows:

•	the mining services and earthworks contractor mobilized to site and commenced civil works

•	integrated the construction management contractor, including oversight of project and contract management, implementation of heath and safety protocols, and project control

•	completed site clearing and grubbing activities, and commenced tree clearing of the Kirazlı open pit area

•	advanced construction of the water reservoir and power line to site with both expected to be completed by the fourth quarter of 2019

•	continued procurement of major purchase order packages, including the agglomerator, ADR, crushing circuit, and water treatment plant

•	increased workforce to over 200 people on site, including over 80 direct employees with more than 70% coming from the local communities

•
received the Regional Investment Incentive Certificate, which provides for various tax incentives, including VAT and customs duties exemptions during construction, and an 80% reduction in the statutory tax rate (until 40% of the initial capital has been recovered), thereby significantly reducing the effective tax rate over the mine life. The Company is in the process of applying for the Strategic Investment Incentive Certificate, which would further reduce the effective tax rate

During the second quarter of 2019, the Company spent $4.2 million at Kirazlı, bringing year-to-date spending to $7.1 million. The Company has budgeted up to $75 million in 2019. The remaining capital spending on the project is expected to occur in 2020, with initial production expected by the end of 2020.
As outlined in the 2017 Feasibility Study, Kirazlı has an expected 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon
The environmental impact assessment (“MIA”) and Change in Land Use permits for Cerro Pelon were received in the fourth quarter of 2018, with construction commencing shortly thereafter. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. An independent crushing circuit will be dedicated to processing Cerro Pelon ore, thereby providing additional capacity at the Mulatos Complex. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020.
During the second quarter, construction activities ramped up and included the following key activities:

•	ongoing construction of the haulage road from the Cerro Pelon open pit to the main Mulatos deposit, which was 90% complete by the end of June

•	development of the haulage roads within the project pit area, which were 75% complete by the end of June

•	completed civil works in advance of the crusher installation

•	demobilized and transferred the crushing circuit from El Chanate, and commenced installation of the circuit at the Mulatos complex.
The crushing circuit, agglomorators, and overland conveyors are expected to be completed and commissioned by the end of the third quarter of 2019. Early stage stripping activities have commenced on the north-west pit, with mining rates expected to ramp up in the second half of the year.
The Company spent $7.9 million at Cerro Pelon in the second quarter, bringing year-to-date spending to $10.7 million. The Company has budgeted $25 million in 2019 for development of the project, with commercial production expected early in 2020.

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande
The Company received approval of the environmental impact assessment ("MIA") for La Yaqui Grande during the second quarter and the Change in Land Use permit in July 2019. The Company is in the process of completing detailed engineering to support the project design and economics. During the second quarter the Company spent $1.0 million on La Yaqui Grande, bringing year-to-date spending to $1.9 million.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The Company continues to evaluate value engineering initiatives to enhance the project’s economics as detailed in the 2017 Feasibility Study (12.5% IRR at a $1,250 per ounce gold price; 18% IRR at a $1,400 per ounce gold price). Since the release of the 2017 Feasibility Study, the Company has undertaken a number of initiatives designed to improve the project economics. These include a detailed review of construction capital, the evaluation of various production scenarios and the inclusion of the results of more detailed engineering. The Company is in the process of incorporating results from the ongoing exploration program into an updated Feasibility Study.
Development spending in the second quarter of $0.7 million and year-to-date of $1.4 million was related to project optimization activities. The 2019 capital budget for Lynn Lake is $11.0 million, including $5.0 million for development activities and $6.0 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Second Quarter 2019 Exploration Activities

Island Gold (Ontario, Canada)
The 2019 exploration program continues to target three main areas within the Island Gold Deposit which extends over two-kilometres along strike. During the first half of 2019, the surface and underground exploration drilling programs focused on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main, Western, and Eastern Extension areas were testing high-grade, east-plunging shoots outside of existing Mineral Reserves and Resources.
The 2019 exploration budget includes 48,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling and 900 m of exploration drift development.
Surface exploration drilling
A total of 14 holes (10,413 m) were completed in the second quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
Underground exploration drilling
During the second quarter of 2019, a total of 7,262 m of underground exploration diamond drilling was completed in 45 holes from the 340, 450, 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 272 m of underground exploration drift development was completed on the 620 and 840 level during the second quarter of 2019.
Total exploration expenditures were $4.5 million of which $4.3 million was capitalized during the second quarter of 2019. Year-to-date, $7.8 million was spent of which $7.4 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on earlier stage prospects throughout the wider district.
In the second quarter of 2019, the Company invested $0.8 million in exploration activities within the Mulatos District. Spending in the quarter primarily related to mapping and re-logging, and administrative costs. Exploration efforts are expected to ramp up in the third quarter with near mine exploration and target generation.
Lynn Lake (Manitoba, Canada)
Surface exploration drilling continued at Lynn Lake during the second quarter of 2019, with a total of 1,972 m drilled in 7 holes. Drill holes were designed to test targets at the MacLellan and Gordon deposits with the objective of expanding Mineral Resources.
Regional exploration commenced during the second quarter of 2019 which included mapping, prospecting, till sampling, and soil sampling programs focused on a series of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the second quarter totaled $1.4 million, bringing the year-to-date spend to $2.3 million. A total of $6.0 million comprised of 19,000 m of drilling is budgeted for the Lynn Lake project in 2019.

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Review of Second Quarter Financial Results
During the second quarter of 2019, the Company sold 128,457 ounces of gold for total revenue of $168.1 million, consistent with the prior year period of $168.9 million as both the ounces sold and average realized price were in line with the prior year period. The Company's realized gold price of $1,309 per ounce was consistent with the average London PM fix for the quarter.
Cost of sales were $131.1 million in the second quarter of 2019, a decrease of 13% compared to the prior-year period, driven by lower mining and processing costs, and lower royalties.
Mining and processing costs were $86.4 million compared to $101.3 million in the prior-year period. This was due to lower operating costs at Mulatos which drove down total cash costs for the quarter, and the completion of mining activities at El Chanate in the fourth quarter of 2018.
Consolidated total cash costs for the quarter were $699 per ounce compared to $832 per ounce in the prior year period. This 16% decline reflected low cost production growth at Island Gold, lower costs at Mulatos and declining higher-cost production at El Chanate. Total cash costs at Mulatos were significantly lower than guidance as the operation benefited from higher grades mined and unbudgeted sales of concentrate.
AISC were $926 per ounce in the quarter, a 7% decrease from the prior year period, primarily driven by lower total cash costs.
Royalty expense was $3.4 million in the quarter, lower than the prior year period of $6.3 million, as the 5% Mulatos royalty commitment ceased in the first quarter of 2019.
Amortization of $41.3 million in the quarter was lower than the prior year period expense of $42.4 million due to less ounces sold. On a per-ounce basis, amortization of $321 was consistent with the prior year period of $328, and consistent with guidance. The Company expects amortization to average $345 per ounce in 2019.
The Company recognized earnings from operations of $28.2 million in the quarter, higher than the prior year period due to lower mining and processing and royalty expense which drove stronger margins.
The Company reported net earnings of $23.6 million in the quarter, compared to a loss of $8.9 million in the same period of 2018, mainly driven by improved margins and the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $17.7 million or $0.05 per share reflect adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange gains of $7.1 million recorded within both foreign exchange gain and deferred income taxes.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended June 30, 2019 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Second Quarter 2019 Results Conference Call
The Company's senior management will host a conference call on Thursday, August 1, 2019 at 11:00 am ET to discuss the second quarter 2019 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until September 1, 2019 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 2634152#. The webcast will be archived at www.alamosgold.com
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This press release contains statements which are, or may be deemed to be, forward-looking information as defined under applicable Canadian and U.S. securities laws ("forward-looking statement(s)").  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate”, “intend", "estimate", "forecast", "budget", “contemplate”, “continue”, “plan”, “on track” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", “should”, "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the U.S. dollar, Canadian dollar, Mexican peso and Turkish Lira ); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net Earnings (loss)	$23.6	$(8.9)	$40.4	($8.3)
Adjustments:
Foreign exchange (gain) loss	(0.1)	2.1	(0.3)	3.4
Other loss (gain)	0.5	(2.0)	(1.7)	(1.3)
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(7.0)	13.2	(11.1)	22.7
Other income and mining tax adjustments	0.7	0.5	0.7	0.7
Adjusted net earnings	$17.7	$4.9	$28.0	$17.2
Adjusted earnings per share - basic and diluted	$0.05	$0.01	$0.07	$0.04

Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Add back: Changes in working capital and cash taxes	(2.6)	(7.8)	16.7	(4.0)
Cash flow from operating activities before changes in working capital and cash taxes	$69.7	$54.7	$131.4	$117.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Less: mineral property, plant and equipment expenditures	(71.1)	(53.4)	(124.4)	(104.9)
Company-wide free cash flow	$1.2	$9.1	$(9.7)	$16.4

19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Less: operating cash flow used by non-mine site activity	(5.2)	(5.7)	(16.5)	(15.3)
Cash flow from operating mine-sites	$77.5	$68.2	$131.2	$136.6

Mineral property, plant and equipment expenditure	$71.1	$53.4	$124.4	$104.9
Less: capital expenditures from development projects, and corporate	(7.2)	(7.6)	(13.2)	(15.0)
Capital expenditure from mine-sites	$63.9	$45.8	$111.2	$89.9

Total mine-site free cash flow	$13.6	$22.4	$20.0	$46.7

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$23.6	$22.5	$46.5	$49.9
Mineral property, plant and equipment expenditure	(26.7)	(18.5)	(49.0)	(41.4)
Mine-site free cash flow	($3.1)	$4.0	($2.5)	$8.5

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$23.2	$24.1	$23.8	$40.2
Mineral property, plant and equipment expenditure	(19.2)	(9.5)	(31.8)	(16.7)
Mine-site free cash flow	$4.0	$14.6	($8)	$23.5

Island Gold Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$29.7	$22.0	$58.7	$45.7
Mineral property, plant and equipment expenditure	(18.0)	(17.6)	(30.4)	(31.5)
Mine-site free cash flow	$11.7	$4.4	$28.3	$14.2

El Chanate Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$1.0	($0.4)	$2.2	$0.8
Mineral property, plant and equipment expenditure		(0.2)	–	(0.3)
Mine-site free cash flow	$1.0	($0.6)	$2.2	$0.5

20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$86.4	$101.3	$168.6	$198.2
Royalties	3.4	6.3	8.8	12.0
Total cash costs	$89.8	$107.6	$177.4	$210.2
Gold ounces sold	128,457	129,272	248,162	259,317
Total cash costs per ounce	$699	$832	$715	$811

Total cash costs	$89.8	$107.6	$177.4	$210.2
Corporate and administrative(1)	4.6	4.6	10.1	9.0
Sustaining capital expenditures(2)	19.6	12.1	35.7	22.8
Share-based compensation	2.7	2.5	6.0	4.1
Sustaining exploration	1.4	1.1	2.8	2.8
Accretion of decommissioning liabilities	0.8	0.9	1.4	1.5
Total all-in sustaining costs	$118.9	$128.8	$233.4	$250.4
Gold ounces sold	128,457	129,272	248,162	259,317
All-in sustaining costs per ounce	$926	$996	$941	$966

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Capital expenditures per cash flow statement	$71.1	$53.4	$124.4	$104.9
Less: non-sustaining capital expenditures at:
Young-Davidson	(15.5)	(10.6)	(27.8)	(25.9)
Mulatos	(17.0)	(7.7)	(28.6)	(14.1)
Island Gold	(11.8)	(15.4)	(19.1)	(27.1)
Corporate and other	(7.2)	(7.6)	(13.2)	(15.0)
Sustaining capital expenditures	$19.6	$12.1	$35.7	$22.8

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$36.0	$36.5	$71.9	$72.5
Royalties	0.7	0.9	1.7	1.8
Total cash costs	$36.7	$37.4	$73.6	$74.3
Gold ounces sold	44,665	42,006	88,661	86,796
Total cash costs per ounce	$822	$890	$830	$856

Total cash costs	$36.7	$37.4	$73.6	$74.3
Sustaining capital expenditures	11.2	7.9	21.2	15.5
Exploration	0.1	0.1	0.2	0.1
Accretion of decommissioning liabilities	0.1	0.1	0.1	0.1
Total all-in sustaining costs	$48.1	$45.5	$95.1	$90.0
Gold ounces sold	44,665	42,006	88,661	86,796
Mine-site all-in sustaining costs per ounce	$1,077	$1,083	$1,073	$1,037

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$28.8	$35.4	$53.3	$67.3
Royalties	0.3	3.8	2.6	7.0
Total cash costs	$29.1	$39.2	$55.9	$74.3
Gold ounces sold	40,116	49,326	76,205	93,985
Total cash costs per ounce	$725	$795	$734	$791

Total cash costs	$29.1	$39.2	$55.9	$74.3
Sustaining capital expenditures	2.2	1.8	3.2	2.6
Exploration	0.8	0.5	1.6	1.7
Accretion of decommissioning liabilities	0.6	0.6	1.2	1.1
Total all-in sustaining costs	$32.7	$42.1	$61.9	$79.7
Gold ounces sold	40,116	49,326	76,205	93,985
Mine-site all-in sustaining costs per ounce	$815	$854	$812	$848

22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$16.2	$14.4	$30.8	$28.0
Royalties	2.4	1.6	4.5	3.2
Total cash costs	$18.6	$16.0	$35.3	$31.2
Gold ounces sold	39,300	27,257	72,885	54,760
Total cash costs per ounce	$473	$587	$484	$570

Total cash costs	$18.6	$16.0	$35.3	$31.2
Sustaining capital expenditures	6.2	2.2	11.3	4.4
Total all-in sustaining costs	$24.8	$18.2	$46.6	$35.6
Gold ounces sold	39,300	27,257	72,885	54,760
Mine-site all-in sustaining costs per ounce	$631	$668	$639	$650

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$5.4	$15.0	$12.6	$30.4
Total cash costs	$5.4	$15.0	$12.6	$30.4
Gold ounces sold	4,376	10,683	10,411	23,776
Total cash costs per ounce	$1,234	$1,404	$1,210	$1,279

Total cash costs	$5.4	$15.0	$12.6	$30.4
Sustaining capital expenditures	-	0.2	-	0.3
Accretion of decommissioning liabilities	0.1	0.2	0.1	0.3
Total all-in sustaining costs	$5.5	$15.4	$12.7	$31.0
Gold ounces sold	4,376	10,683	10,411	23,776
Mine-site all-in sustaining costs per ounce	$1,257	$1,442	$1,220	$1,304

23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net earnings	$23.6	($8.9)	$40.4	($8.3)
Add back:
Finance expense	0.7	0.9	1.2	1.8
Amortization	41.3	42.4	80.7	84.5
Deferred income tax (recovery) expense	(3.7)	11.8	(7.4)	18.8
Current income tax expense	7.2	5.7	14.7	13.7
EBITDA	$69.1	$51.9	$129.6	$110.5

Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2019	December 31, 2018
A S S E T S
Current Assets
Cash and cash equivalents	$183.2	$206.0
Equity securities	15.8	7.8
Amounts receivable	36.3	40.5
Inventory	124.5	110.2
Other current assets	15.0	15.5
Total Current Assets	374.8	380.0

Non-Current Assets
Long-term inventory	29.8	30.0
Mineral property, plant and equipment	2,850.5	2,813.3
Other non-current assets	43.4	41.9
Total Assets	$3,298.5	$3,265.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$115.9	$118.7
Income taxes payable	13.1	6.2
Total Current Liabilities	129.0	124.9

Non-Current Liabilities
Deferred income taxes	486.0	491.5
Decommissioning liabilities	44.3	44.9
Other non-current liabilities	3.1	1.6
Total Liabilities	662.4	662.9

E Q U I T Y
Share capital	$3,686.0	$3,705.2
Contributed surplus	92.7	87.3
Warrants	-	3.9
Accumulated other comprehensive loss	(5.0)	(9.2)
Deficit	(1,137.6)	(1,184.9)
Total Equity	2,636.1	2,602.3
Total Liabilities and Equity	$3,298.5	$3,265.2

25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
OPERATING REVENUES	$168.1	$168.9	$324.2	$342.0

COST OF SALES
Mining and processing	86.4	101.3	168.6	198.2
Royalties	3.4	6.3	8.8	12.0
Amortization	41.3	42.4	80.7	84.5
	131.1	150.0	258.1	294.7
EXPENSES
Exploration	1.5	2.2	3.1	6.1
Corporate and administrative	4.6	4.6	10.1	9.0
Share-based compensation	2.7	2.5	6.0	4.1
	139.9	159.3	277.3	313.9
EARNINGS FROM OPERATIONS	28.2	9.6	46.9	28.1

OTHER EXPENSES
Finance expense	(0.7)	(0.9)	(1.2)	(1.8)
Foreign exchange gain (loss)	0.1	(2.1)	0.3	(3.4)
Other (loss) gain	(0.5)	2.0	1.7	1.3
EARNINGS BEFORE INCOME TAXES	$27.1	$8.6	$47.7	$24.2

INCOME TAXES
Current income tax expense	(7.2)	(5.7)	(14.7)	(13.7)
Deferred income tax recovery (expense)	3.7	(11.8)	7.4	(18.8)
NET EARNINGS (LOSS)	$23.6	($8.9)	$40.4	($8.3)

Items that may be subsequently reclassified to net earnings:
Unrealized gain (loss) on currency hedging instruments, net of taxes	1.7	(4.0)	5.0	(5.4)
Unrealized (loss) gain on fuel hedging instruments, net of taxes	(0.1)	-	0.5	-
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(3.6)	(2.5)	(1.3)	(1.5)
Total other comprehensive (loss) income	($2)	($6.5)	$4.2	($6.9)
COMPREHENSIVE INCOME (LOSS)	$21.6	($15.4)	$44.6	($15.2)

EARNINGS (LOSS) PER SHARE
- basic	$0.06	($0.02)	$0.10	($0.02)
- diluted	$0.06	($0.02)	$0.10	($0.02)
Weighted average number of common shares outstanding (000's)
- basic	389,218	389,602	389,475	389,429
- diluted	392,974	389,602	393,203	389,429

26 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$23.6	($8.9)	$40.4	($8.3)
Adjustments for items not involving cash:
Amortization	41.3	42.4	80.7	84.5
Foreign exchange (gain) loss	(0.1)	2.1	(0.3)	3.4
Current income tax expense	7.2	5.7	14.7	13.7
Deferred income tax (recovery) expense	(3.7)	11.8	(7.4)	18.8
Share-based compensation	2.7	2.5	6.0	4.1
Finance expense	0.7	0.9	1.2	1.8
Other items	(2.0)	(1.8)	(3.9)	(0.7)
Changes in working capital and cash taxes	2.6	7.8	(16.7)	4.0
	72.3	62.5	114.7	121.3
INVESTING ACTIVITIES
Mineral property, plant and equipment	(71.1)	(53.4)	(124.4)	(104.9)
Proceeds from sale of equity securities	-	-	-	24.9
Other	(1.1)	-	(1.1)	0
	(72.2)	(53.4)	(125.5)	(80.0)
FINANCING ACTIVITIES
Repayment of equipment financing obligations	(0.7)	(1.0)	(1.8)	(2.2)
Repurchase and cancellation of common shares	(0.8)	-	(11.4)	-
Proceeds from the exercise of options and warrants	-	0.4	0.6	1.1
Dividends paid	(3.9)	(3.9)	(7.8)	(3.9)
Proceeds from issuance of flow-through shares	7.5	-	7.5	-
	2.1	(4.5)	(12.9)	(5.0)
Effect of exchange rates on cash and cash equivalents	0.4	(1.3)	0.9	(2.0)
Net increase (decrease) in cash and cash equivalents	2.6	3.3	(22.8)	34.3
Cash and cash equivalents - beginning of period	180.6	231.8	206.0	200.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$183.2	$235.1	$183.2	$235.1

27 | Alamos Gold Inc